Exhibit 99.6

KPMG LLP Chartered Accountants
Suite 1500 Purdy’s Wharf Tower I 1959 Upper Water Street Halifax NS B3J 3N2 Canada	Telephone (902) 492-6000 Telefax (902) 492-1307 www.kpmg.ca

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

To the Board of Directors of Gammon Gold Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph):

(a) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in note 1 to the consolidated financial statements.  Our report to the shareholders dated March 24, 2009, except as to note 22(i) which is as of March 31, 2009 and note 2 which is as of August 12, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements and,

(b) that refers to the audit report of the Company’s internal control over financial reporting. Our report to the shareholders dated March 24, 2009, except as to paragraphs 3 through 4 of the accompanying restated Management’s Report on Internal Control over Financial Reporting, which are as of August 12, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the Company’s internal control over financial reporting in the financial statement auditors’ report. Our report expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2008 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company did not maintain effective monitoring controls and processes over the foreign currency translation of selected accounts or the recognition of net realizable value adjustments on inventory balances on the adoption of CICA Handbook section 3031.

/s/ KPMG LLP

Chartered Accountants
Halifax, Canada

March 24, 2009, except as to the following notes to the consolidated financial statements: note 22(i), which is as of March 31, 2009 and note 2, which is as of August 12, 2009